SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 1) (1)

Time Warner Telecom Inc.
(Name of Issuer)
Class A Common Stock, par value $.01 per share
(Title of Class of Securities)
887319101
(CUSIP Number)
October 29, 2002
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

    1. The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 887319101	13G

1.			NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Comcast MO Group, Inc. (formerly named MediaOne Group, Inc.) 84-0926774

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3.			SEC USE ONLY

4.			CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	-0-
	6.	SHARED VOTING POWER	-0-
	7.	SOLE DISPOSITIVE POWER	-0-
	8.	SHARED DISPOSITIVE POWER	-0-
9.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-
10.			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
0%
12.			TYPE OF REPORTING PERSON
CO

CUSIP No. 887319101	13G

1.			NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Comcast of Georgia, Inc. (formerly named MediaOne of Colorado, Inc.) 84-1242269

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3.			SEC USE ONLY

4.			CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	-0-
	6.	SHARED VOTING POWER	-0-
	7.	SOLE DISPOSITIVE POWER	-0-
	8.	SHARED DISPOSITIVE POWER	-0-
9.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-
10.			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
0%
12.			TYPE OF REPORTING PERSON
CO

CUSIP No. 887319101	13G

1.			NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Comcast MO Holdings II, Inc. (formerly named MediaOne Holdings II, Inc.) 51-0391556

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3.			SEC USE ONLY

4.			CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	-0-
	6.	SHARED VOTING POWER	-0-
	7.	SOLE DISPOSITIVE POWER	-0-
	8.	SHARED DISPOSITIVE POWER	-0-
9.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-
10.			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
0%
12.			TYPE OF REPORTING PERSON
CO

Item 1(a). Name of Issuer:
Time Warner Telecom Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:
10475 Park Meadows Drive, Littleton CO 80124

Item 2(a). Names of Persons Filing:

This statement is filed on behalf of the persons identified below (the “Reporting Persons”).

Comcast MO Group, Inc. (formerly named MediaOne Group, Inc.)

Comcast of Georgia, Inc. (formerly named MediaOne of Colorado, Inc.)

Comcast MO Holdings II, Inc. (formerly named MediaOne Holdings II, Inc.)

Item 2(b). Address of Principal Business Office or, if None, Residence:
The address of the principal business office of each Reporting Person is 1500 Market Street, Philadelphia, PA 19102-2148, c/o Comcast Corporation.

Item 2(c). Citizenship:

Comcast MO Group, Inc. (formerly named MediaOne Group, Inc.) - Delaware

Comcast of Georgia, Inc. (formerly named MediaOne of Colorado, Inc.) - Colorado

Comcast MO Holdings II, Inc. (formerly named MediaOne Holdings II, Inc.) - Delaware

Item 2(d). Title of Class of Securities:
Class A Common Stock, $.01 par value (the “Shares”)

Item 2(e). CUSIP Number:
887319101

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.
(a) Amount beneficially owned:
This is an exit filing with respect to each Reporting Person listed in Item 2(a) above. As of October 29, 2002, the Reporting Persons no longer beneficially own any Shares.
(b) Percent of class: 0%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: -0-
(ii) Shared power to vote or to direct the vote: -0-
(iii) Sole power to dispose or to direct the disposition of: -0-
(iv) Shared power to dispose or to direct the disposition of: -0-

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.

Item 8. Identification and Classification of Members of the Group.
Not applicable.

Item 9. Notice of Dissolution of Group.
Not applicable.

Item 10. Certifications.
Not applicable.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 13, 2002
COMCAST MO GROUP, INC. (formerly named MEDIAONE GROUP, INC.) By: /s/ Arthur R. Block Name: Arthur R. Block Title: Senior Vice President

COMCAST OF GEORGIA, INC. (formerly named MEDIAONE OF COLORADO, INC.) By: /s/ Arthur R. Block Name: Arthur R. Block Title: Senior Vice President

COMCAST MO HOLDINGS II, INC. (formerly named MEDIAONE HOLDINGS II, INC.) By: /s/ Arthur R. Block Name: Arthur R. Block Title: Senior Vice President

SCHEDULES

Schedule I	Termination of Joint Filing Agreement dated June 26, 2000 among AT&T Corp., Comcast MO Group, Inc. (formerly named MediaOne Group, Inc.), Comcast of Georgia, Inc. (formerly named MediaOne of Colorado, Inc.) and Comcast MO Holdings II, Inc. (formerly named MediaOne Holdings II, Inc.).

Schedule II	Joint Filing Agreement dated December 13, 2002 among the signatories to this Amendment No. 1 to Schedule 13G.

SCHEDULE I

TERMINATION OF JOINT FILING AGREEMENT
EXECUTED PURSUANT TO RULE 13d-1(k)(1)

        The undersigned hereby terminate the Joint Filing Agreement among them dated June 26, 2000. This termination may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Dated as of: December 13, 2002

AT&T CORP.

By: /s/ H. David Schwartz
      Name: H. David Schwartz
      Title: Assistant Secretary

COMCAST MO GROUP, INC. (formerly named MEDIAONE
      GROUP, INC.)

By: /s/ Arthur R. Block
      Name: Arthur R. Block
      Title: Senior Vice President

COMCAST OF GEORGIA, INC. (formerly named
      MEDIAONE OF COLORADO, INC.)

By: /s/ Arthur R. Block
      Name: Arthur R. Block
      Title: Senior Vice President

COMCAST MO HOLDINGS II, INC. (formerly named
      MEDIAONE HOLDINGS II, INC.)

By: /s/ Arthur R. Block
      Name: Arthur R. Block
      Title: Senior Vice President

SCHEDULE II

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned acknowledges and agrees that Amendment No. 1 to Schedule 13G with respect to the Class A Common Stock, par value $0.01 per share, of Time Warner Telecom Inc. shall be filed on behalf of each of the undersigned and acknowledges that as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts and all such counterparts taken together shall constitute one and the same instrument.

Date:  December 13, 2002

COMCAST MO GROUP, INC. (formerly named MEDIAONE
      GROUP, INC.)

By: /s/ Arthur R. Block
      Name: Arthur R. Block
      Title: Senior Vice President

COMCAST OF GEORGIA, INC. (formerly named
      MEDIAONE OF COLORADO, INC.)

By: /s/ Arthur R. Block
      Name: Arthur R. Block
      Title: Senior Vice President

COMCAST MO HOLDINGS II, INC. (formerly named
      MEDIAONE HOLDINGS II, INC.)

By: /s/ Arthur R. Block
      Name: Arthur R. Block
      Title: Senior Vice President